JCDecaux

082-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL RECEIVED DEC 10 2007 WASH, D.C. 185 SEC

Neuilly-sur-Seine, December 7th, 2007

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

File 82-5247
Issuer : JCDecaux SA
Country: France

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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA:

- A press release dated December 5, 2007 regarding the JCDecaux auction sale for the benefit of the Telethon: 118 218 Le Numéro places the highest bid with six advertising panels on the Champs-Elysées in Paris;
- A press release dated November 27th, 2007 in relation JCDecaux has renewed twelve regional Street Furniture contracts in France;
- A press release dated November 20th, 2007 in relation JCDecaux has received the *2007 Investment Prize* in Japan;
- A press release dated November 19th, 2007 regarding Vélô Toulouse: successful launch with more than 9,000 rentals in 3 days;
- A press release dated November 16th, 2007 in relation HSBC wraps Vélô Toulouse;
- A press release dated November 13th, 2007 in relation JCDecaux has offered the Champs-Elysées to the Telethon;
- A press release dated November 6th, 2007 regarding the Q3 revenues up 11.8% to €487.9 million, supported by record organic revenue growth (+12.2%).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

07028903

dlw 1/2/08

Sandrine Ramus
Legal Affairs
Head of the Stock Market / Company Law Department

Enc.

JCDecaux

JCDecaux auction sale for the benefit of the Telethon: *118 218 Le Numéro* places the highest bid with six advertising panels on the Champs-Elysées in Paris

Out of Home Media

Paris, December 5, 2007 - JCDecaux, a partner of the French Muscular Dystrophy Association (AFM) since 2002, announces that *118 218 Le Numéro*, through his main brand *118 218 Le Numéro,* has placed the highest bid in its first "inline auction for the benefit of the Telethon" operation. As a result, *118 218 Le Numéro* is offering €10,500 to the Telethon for the use of six advertising panels on the Champs-Elysées in Paris.

A poster highlighting *118 218 Le Numéro* will be displayed from 6 o'clock p.m. Friday, December 7 to 9 o'clock a.m. Sunday, December 9 on the following 6 scrolling advertising panels:
- 2 panels on two 2m² MUPI® city information displays (1 panel on each display) located at 129 and 150, avenue des Champs-Elysées,
- 4 panels on a "myriad," or multiple display panel, comprised of four 8m² units (1 panel on each display) located at 100, avenue des Champs-Elysées.

At the end of this second auction sale, **Isabelle Schlumberger, Executive Vice-President Commerce and Development of JCDecaux**, made the following statement: *"For this second auction sale organized for the benefit of the Telethon, JCDecaux provided access to six flagship advertising locations on the Champs-Elysées in Paris and is delighted that the* 118 218 Le Numéro *directory inquiries service was able to acquire these sites in favour of this major cause. Through this initiative,* 118 218 Le Numéro *and JCDecaux are providing their active support to research pursued by the AFM muscular dystrophy association."*

Contact: Corporate Communications Department – 33-1 30 79 35 38

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

JCDecaux renews twelve regional Street Furniture contracts in France

Out of Home Media

Paris, November 27, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide in this industry, has renewed twelve regional street furniture contracts in France, following competitive tenders over the last few months. The cities represent a total population of around 400,000 inhabitan ts.

These contracts concern a total of **1,495 $2m^2$ advertising panels** and **256 $8m^2$ Senior® displays.** The municipal authorities that have chosen JCDecaux are the following: Albertville, Andernos-les-Bains, Belfort, Bourg-en-Bresse, Cenon (new contract), Chantilly, Cholet, Hyères, Menton, Montigny-les-Metz, Niort et Saumur. The street furniture to be installed has been designed by JCDecaux or by the prestigious designers and architects: Lord Norman Foster and Philip Cox.

When these contract renewals were announced, **Jean-Charles Decaux, co-CEO of JCDecaux**, said: "*We are delighted that these towns have chosen JCDecaux, reinforcing our commitment to quality, innovation and sustainable development in street furniture. These contracts consolidate our front-ranking position in outdoor advertising in France.*"

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 9 first months 2007 revenues: €1,506.9m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux receives the *2007 Investment Prize in Japan*

Out of Home Media

Paris, November 20, 2007 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and No.2 worldwide, announces that MCDecaux (a joint venture between JCDecaux SA and Mitsubishi Corporation, in which JCDecaux owns a 60% interest) was recently awarded the *2007 Investment Prize in Japan* by the Nikkei and the French Agency for International Investment (AFII).

This prize, which sets out to reinforce the economic image enjoyed by France in Japan, has now been awarded for the fourth time; award-winners in previous years include Axa, Lafarge, Renault, Air Liquide, Michelin and Saint-Gobain.

By introducing the bus shelter advertising concept to Japan, MCDecaux has familiarised local Japanese authorities with a new economic model that offers citizens a free service while simultaneously helping to improve the facilities offered by the city. This concept was invented by JCDecaux in France. MCDecaux has also managed to make its activities an integral part of the Japanese economy by working closely with local designers, manufacturers and advertising agencies as well as by creating new jobs with the appointment of a Japanese team.

As the largest operator of advertising networks on bus shelters and in shopping centres in Japan, MCDecaux is now present in 13 of the 20 largest Japanese cities, including Yokohama, Osaka and Nagoya, and manages 130 shopping centres that attract 60 million consumers every month.

Thomas Guédron, Chairman of MCDecaux, was presented with this award by Philippe Favre, Chairman of AFII.

Jean-Charles Decaux, CEO of JCDecaux, made the following statement: *"This award pays tribute to the quality of the work carried out over the past seven years both with our partners from Mitsubishi Corporation and by our local teams, to whom I would like to extend my warmest congratulations. As this award demonstrates, JCDecaux continues to win recognition as a pioneering company after 43 years in operation, maintaining the highest standards in terms of quality and innovation throughout the world. This prize also symbolises our ability to create, thanks to our organic growth, new value in the countries in which we do business and so contribute to the dynamism of their local economies."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 9 first months 2007 revenues: €1,506.9m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Vélô Toulouse: successful launch with more than 9,000 rentals in 3 days

Out of Home Media

Paris, November 19, 2007 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that the *Vélô Toulouse* bicycle hire scheme was officially launched on Friday, November 16 by the Mayor of Toulouse and that it enjoyed an exceptional public interest with a total of 9,000 rentals in the space of 3 days.

The *Vélô Toulouse* bicycle hire scheme includes 60 docking stations and 600 bicycles available as of November 16, a total due to be expanded to 253 docking stations and a fleet of 2,400 bicycles in April 2008. The launch of this bicycle hire operation has led to the creation of 42 new jobs, taking to 190 the number of people employed by the Regional Division.

The *Vélô Toulouse* bicycle hire scheme represents a new step for JCDecaux in its ability to provide local authorities with a system that enjoys an innovative market positioning. By reinventing the use of bicycles in an urban environment, based on the principle that bicycles represent a fantastic addition to the use of public transport, JCDecaux is aiming to make its self-service bicycle hire scheme a true form of individual public transport. By making its price accessible to everyone, it is making this service truly democratic and, in the process, speeding up society's adoption of a more sustainable urban environment.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"Thanks to this eco-friendly means of transport, JCDecaux is helping to improve the quality of life in Toulouse. With more than 9,000 rentals in 3 days, and 3,390 rentals only on Saturday, I am glad to observe that the Toulouse inhabitants have already adopt this new form of individual public transport."*

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 9 first months 2007 revenues: €1,506.9m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

<u>Communications Department</u>
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

<u>Corporate Finance Department</u>
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux HSBC

HSBC wraps Vélô Toulouse

Paris, November 16, 2007 - JCDecaux SA, (Euronext Paris: DEC), is launching Vélô Toulouse, the self-service bicycle hire scheme in Toulouse, with HSBC as its advertising partner.

Vélô Toulouse is the first self-service bicycle hire scheme in France to include advertising displayed on the bicycles to help to finance the service. HSBC will be the first advertiser to use the bicycles as an advertising medium. Advertising for the bank will be carried on Vélô Toulouse for an initial period of one year.
HSBC will wrap an initial 600 bicycles with advertisements covering the left- and right-hand chain guards.
By mid December, 1,000 bicycles will display the HSBC colours.
Part of an extension to the bank's corporate advertising policy, the campaign is specifically designed to set HSBC apart from its competitors and to innovate through the use of original advertising media. As early as 2005, HSBC France was notable for its advertising in airports, in partnership with JCDecaux. More recently, high-speed TGV trains, trams and buses have been wrapped in HSBC colours.
This latest initiative also corresponds to the activities pursued more generally by the HSBC Group to heighten people's awareness of the impact of global warming and the need to adapt at an economic level.

Isabelle Schlumberger, Executive Vice-President, Commerce & Development of JCDecaux, said: *"As the first French city to choose a self-service bicycle hire scheme financed, in part, by advertisements on the bicycles themselves, Toulouse has provided itself with the means to enjoy a particularly large-scale and attractive system. We are delighted to have HSBC France as an advertiser on Vélô Toulouse for this national 'first'."*

Chantal Nedjib, Director of Communications of HSBC France also said: *"This campaign follows the success of the different outdoor advertising campaigns organised by HSBC France on innovative and unexpected media that enhance the Group's public image as an international local banking institution: in airports all over France, on buses, tramways and high-speed TGV trains in the regions."*

Yann Lebrusq, Director of the Toulouse Midi-Pyrénées Division of HSBC France, added: *"HSBC France is extremely proud to be associated with this 'first' that reinforces our image in Toulouse among our customers as an innovative and environmentally friendly banking institution."*

Key figures of the JCDecaux Group: No.1 in outdoor advertising in Europe and in the Asia-Pacific region, and No.2 worldwide:

- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

The HSBC Group

HSBC Holdings plc serves more than 125 million customers around the world through some 10,000 branches and offices based in 83 different countries and territories in Europe, in the Asia-Pacific region, in North and South America, in the Middle East and Africa. With assets worth US$2,150bn on June 30, 2007, HSBC is one of the largest banking and financial services groups in the world. "The world's local bank" is the universal advertising signature adopted by HSBC.

Contacts:

JC Decaux	
Agathe Albertini Director of Communications Tel.: +33 (0) 1 30 79 34 99 agathe.albertini@jcdecaux.fr	Alexandre Hamain Corporate Finance Department Tel.: +33 (0)1 30 79 79 93 alexandre.hamain@jcdecaux.fr
HSBC France	
Sophie Ricord Manager, Press Department Tel.: +33 (0) 1 40 70 33 05 Sophie.ricord@hsbc.fr	Coralie Houel Press attaché Tel.: +33 (0) 1 40 70 35 33 Coralie.houel@hsbc.fr

JCDecaux offers the Champs-Elysées to the Telethon

JCDecaux is organising its 2nd online auction for the benefit of the Telethon:
6 advertising panels on the Champs-Elysées up for auction

Paris, November 13, 2007 - JCDecaux, a partner of the French Muscular Dystrophy Association since 2002, is organising its second online auction sale for the benefit of the Telethon. On this occasion, the company will be offering 6 of its most prestigious advertising panels on the Champs-Elysées in Paris.

Open to all interested companies, this online auction will run from 10 o'clock a.m. to 6 o'clock p.m. on Tuesday, December 4.

All companies that have previously registered on www.jcdecaux.com will be able to take part in this auction for the benefit of the Telethon.

The company with the highest bid at 6 o'clock p.m. on December 4 will be awarded the following 6 scrolling advertising panels:
- 2 panels on two 2m² MUPI® city information displays (1 panel on each display) located at 129 and 150, avenue des Champs-Elysées,
- 4 panels on a "myriad," or multiple display panel, comprised of four 8m² units (1 panel on each display) located at 100, avenue des Champs-Elysées.

The company that wins the auction will pay the full amount of its bid to the French Muscular Dystrophy Association.

At the end of the auction, JCDecaux will display, from 6 o'clock p.m. Friday, December 7, 2007, to 9 o'clock a.m. Sunday, December 9, a visual on the 6 dedicated panels that includes the logo of the company placing the highest bid along with the following text "[logo of the company] offers this advertising space to the Telethon [logo of the Telethon] ». (Cf. photo enclosed)

Timetable of the online auction organized by JCDecaux on www.jcdecaux.com:

- Registration for the auction: from November 13 to December 3, 2007
- Date of the auction (only accessible to previously registered companies): Tuesday, December 4, starting at 10 o'clock a.m.
- End of the auction: Tuesday, December 4, at 6 o'clock p.m.

All relevant details are available at www.jcdecaux.com

Contact:
JCDecaux Corporate Communications:
33-1 30 79 35 38

JCDecaux

Q3 revenues up 11.8% to €487.9 million, supported by record organic revenue growth (+12.2%)

Out of Home Media

Paris, 6 November 2007 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today its revenues for the nine months ended 30 September 2007, reporting a 9.0% increase to €1,506.9 million compared to the same period last year. Excluding acquisitions and the impact of foreign exchange, organic revenues rose by 8.6% for the first nine months of 2007.

In the third quarter, revenues increased strongly by 11.8% to €487.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 12.2%. Organic revenues grew faster than reported revenues due to a weaker US and Hong Kong dollar versus euro compared to the same period last year. These revenues reflect the continued strong progression of Transport, which reached a record 24.2% organic revenue growth rate in the quarter, an improvement in Street Furniture revenue growth, the continued solid growth of Billboard and improved market conditions in France.

Reported revenues

(in million €)	2007				2006				Change (%)	
	Q1	Q2	Q3	9 months	Q1	Q2	Q3	9 months	Q3 07/06	9 months 07/06
Street Furniture	239.0	271.3	**227.1**	**737.4**	227.5	258.2	208.6	694.3	**8.9%**	**6.2%**
Transport	120.6	145.9	**144.1**	**410.6**	110.8	126.9	119.2	356.9	**20.9%**	**15.0%**
Billboard	113.5	128.7	**116.7**	**358.9**	103.9	118.5	108.5	330.9	**7.6%**	**8.5%**
Total Group	473.1	545.9	**487.9**	**1,506.9**	442.2	503.6	436.3	1,382.1	**11.8%**	**9.0%**

Organic growth[1]

(in million €)	Change (%)	
	Q3 07/06	9 months 07/06
Street Furniture	8.1%	5.0%
Transport	24.2%	16.3%
Billboard	6.8%	7.7%
Total Group	**12.2%**	**8.6%**

(1) excluding acquisitions/divestitures and the impact of foreign exchange

JCDecaux SA
United Kingdom [illegible] Great West Road [illegible] Tel.: [illegible] 208 326 7777
Head Office [illegible] rue Soyer [illegible] France [illegible]
[illegible]

Street Furniture revenues for the first nine months of 2007 increased by 6.2% to €737.4 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 5.0%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 6.2% organically.

In the third quarter, revenues increased by 8.9% to €227.1 million (+8.1% on an organic basis) compared to the same period last year. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 8.5% organically. In Europe, double digit revenue increases were reported in Belgium, Austria and Scandinavia, while high single digit advertising revenue growth was achieved in both the United Kingdom and France. Solid revenue growth was also achieved in Spain and the Netherlands, while Asia-Pacific and the Rest of the World recorded double digit revenue growth over the period.

As previously indicated, the renewal of certain major Street Furniture franchises, as well as further expansion in emerging countries, is expected to decrease the division's operating margin as a percentage of revenues in the second half of 2007 compared to the same period last year. However, this decrease will be partly offset by an expected acceleration in organic revenue growth in Street Furniture and margin expansion in the Transport and Billboard divisions, where the company continues to benefit from good operating leverage.

Transport revenues for the first nine months of 2007 increased by 15.0% to €410.6 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 16.3% over the period.

In the third quarter, revenues increased by 20.9% to €144.1 million. Organic revenue growth reached 24.2% over the period, reflecting the continued dynamism of this business in most of our key markets.
Double-digit revenue growth was achieved in most European markets including France, the United Kingdom, Spain, Italy, Portugal and Scandinavia. Double digit revenue increases were also achieved in mainland China, Hong Kong and the United States, which benefited from rising revenues from the Los Angeles Airport advertising program.

Billboard revenues for the first nine months of 2007 increased by 8.5% to €358.9 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 7.7% over the period.

In the third quarter, revenues increased by 7.6% to €116.7 million (+6.8% on an organic basis). The United Kingdom business, which produced double-digit organic revenue growth, reported the best performance overall, benefiting from a strong market outperformance, earlier investment in its high-quality "Premiere" advertising network and the recently-signed contract with BT payphones. Double digit growth was also recorded in Spain and Portugal while revenue progression was solid in Ireland. In France, revenues were slightly down over the quarter.

Commenting on the third quarter revenues, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

"The growth of our Street Furniture business accelerated in the third quarter and we saw continued strong growth in Transport and Billboard. These strong revenues reflect factors which we also expect to support our longer-term growth, in particular: the outperformance of outdoor advertising compared to the advertising sector as a whole, encouragingly in some of the largest advertising markets in the world such as the US, UK and Germany; our well invested assets and innovative products supported by experienced management; and our emphasis in recent years on expansion in higher growth emerging markets including China.

Given our third quarter performance, we now expect that our organic revenue growth in 2007 will be slightly ahead of 8%, compared to our previously indicated range of 7-8%, reflecting ongoing strength in the Transport division, a stronger growth rate in Street Furniture and improved market conditions in France."

Next information:
2007 Full Year Revenues on 29 January 2008, after market

Key Figures for the Group:
- *2006 revenues: €1,946.4m; 2007 H1 revenues: €1,019.0m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

For more information, contact:

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

****

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

END